Filed by Nocturne Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nocturne Acquisition Corporation

Commission File No.: 333-273986
Date: February 16, 2024

185557 Nocturne Acquisition Corporation Proxy Card Rev2 Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NOCTURNE ACQUISITION CORPORATION

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on February 26, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit:
https://www.cstproxy.com/nocturneacquisition/2024

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

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PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

1. A proposal, by special resolution, to change the corporate structure and domicile of the Company by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware, and to change the name of the Company from "Nocturne Acquisition Corporation" to "Cognos Therapeutics Holdings, Inc.," both to be effected prior to the closing (the "***Closing***") of the proposed business combination transactions between the Company and Cognos Therapeutics, Inc., a corporation incorporated in the State of Delaware ("***Cognos***"), contemplated by that certain Agreement and Plan of Merger and Reorganization (the "***Merger Agreement***") between the Company and Cognos (such transactions, the "***Business Combination***" and, such proposal, the "***Domestication Proposal***"). FOR ☐ AGAINST ☐ ABSTAIN ☐

2. A proposal, by ordinary resolution, to approve the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including, among other things, the Business Combination (the "***Transaction Proposal***"). FOR ☐ AGAINST ☐ ABSTAIN ☐

3. A proposal, by ordinary resolution, to approve, for purposes of complying with the applicable Nasdaq listing rules, the issuance of more than 20% of the Company's issued and outstanding shares of Common Stock in connection with the Business Combination (the "***Issuance Proposal***"). FOR ☐ AGAINST ☐ ABSTAIN ☐

4. A proposal, by special resolution, to approve and adopt the proposed Interim Certificate of Incorporation to be in effect as of the Domestication and prior to the Effective Time, and the proposed Bylaws of the Company to be in effect as of the Domestication, in the forms attached hereto as Annex B and Annex C, respectively (the "***Interim Charter Proposal***"). FOR ☐ AGAINST ☐ ABSTAIN ☐

5. A proposal, by special resolution, to approve and adopt the proposed Certificate of Incorporation, to be in effect at the Effective Time, in the form attached hereto as Annex D (the "***Charter Proposal***"). FOR ☐ AGAINST ☐ ABSTAIN ☐

6. A proposal to approve, on a non-binding advisory basis, certain changes to the proposed Certificate of Incorporation and proposed Bylaws of the combined company on a post-closing basis based on a review of certain material differences between Nocturne's existing organizational documents and the proposed Certificate of Incorporation and proposed Bylaws (the "***Organizational Documents Proposal***"). FOR ☐ AGAINST ☐ ABSTAIN ☐

7. A proposal, by ordinary resolution, to approve the long-term equity incentive plan ("***LTIP***") that provides for the ability to grant stock purchase rights with respect to common stock of the Combined Company (the "***Combined Company Common Stock***") to employees of the Combined Company and its subsidiaries, in the form attached hereto as Annex E (the "***LTIP Proposal***"). FOR ☐ AGAINST ☐ ABSTAIN ☐

8. A proposal, by ordinary resolution, to allow the chairman of the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Transaction Proposal, the Issuance Proposal, the Interim Charter Proposal, the Charter Proposal, the Organizational Documents Proposal or the LTIP Proposal, but no other proposal FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature________________ **Signature, if held jointly**________________ **Date**________**2024.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

185557 Nocturne Acquisition Corporation Proxy Card Rev2 Back

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting to be held on February 27, 2024.

To view the 2024 Proxy Statement and to Attend the Extraordinary General Meeting, please go to: https://www.cstproxy.com/nocturneacquisition/2024

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NOCTURNE ACQUISITION CORPORATION

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON FEBRUARY 27, 2024

The undersigned appoints Ka Seng (Thomas) Ao and Ka Lok (Ivan) Wong, and each of them, as proxies, each with the power to appoint their substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Nocturne Acquisition Corporation (the "***Company***," "***Nocturne***," "***we***," "***us***" or "***our***"), held of record by the undersigned at the close of business on December 29, 2023 at the Extraordinary General Meeting of Nocturne Acquisition Corporation to be held at 9:00 a.m. Eastern Time, on February 27, 2024. The Special Meeting will be held virtually, at **https://www.cstproxy.com/nocturneacquisition/2024**. For the purposes of the Company's articles of association, the physical place of the meeting will be at 200 Spectrum Center Dr, Irvine, CA 92618.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on the other side)